UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

TiGenix

(Name of Subject Company (Issuer))

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Name of Filing Persons (Offeror))

Ordinary Shares, no nominal value (“Ordinary Shares”)

American Depositary shares (“ADSs”), each representing 20 Ordinary Shares

(Title of Class of Securities)

ISIN BE0003864817 (Ordinary Shares)

CUSIP 88675R109 (ADSs)

(CUSIP Number of Class of Securities)

Costa Saroukos

Takeda Pharmaceutical Company Limited

12-10, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668

Tel: +81 3 3278-2111

+81 3 3278-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Gregory W. Hayes

Sanjay M. Shirodkar

DLA Piper LLP (US)

444 West Lake Street, Suite 900

Chicago, Illinois 60606

United States

(312) 368-4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
U.S. $106,752,331.08	U.S. $13,290.67

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) the product of (x) 26,691,334, the number of ordinary shares of TiGenix NV (such shares collectively, “Ordinary Shares” and each an “Ordinary Share”) estimated to be held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended) as of January 30, 2018, multiplied by (y) the offer price of €1.78 per Ordinary Share and (ii) the product of (x) 1,106,942, the number of American Depositary Shares (such shares collectively, “ADSs” and each an “ADS”) representing Ordinary Shares outstanding as of the close of business on March 31, 2018, multiplied by (y) the offer price of €35.60 per ADS, and converting such aggregate amount into US Dollars on the basis of an exchange rate of €1.00 for $1.2282, which was the Federal Reserve Bank of New York noon buying rate at April 20, 2018.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued October 1, 2017, by multiplying the transaction valuation by 0.0001245.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: 13,290.67	Filing Party: Takeda Pharmaceutical Company Limited
Form or Registration No: Schedule TO	Date Filed: April 30, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No 3 (the “Amendment”) further amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 30, 2018 (together with Amendment No 1 filed on May 11, 2018 and Amendment No 2 filed on May 18, 2018, this “Schedule TO”) by Takeda Pharmaceutical Company Limited, a company organized under the laws of Japan (“Takeda”) relating to the offer by Takeda to purchase up to 100% of the issued and outstanding ordinary shares (“Ordinary Shares”) of TiGenix NV, a public limited liability company (naamloze vennootschap / société anonyme) incorporated and existing under the laws of Belgium (“TiGenix”) from U.S. holders (within the meaning of instruction 2 to paragraphs (c) and (d) of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and up to 100% of the Ordinary Shares represented by American Depositary Shares of TiGenix (each, an “ADS” and collectively, “ADSs”) from all holders, wherever located, at a price of €1.78 per Ordinary Share and €35.60 per ADS (with each ADS representing twenty (20) Ordinary Shares), in cash, without interest.

This Amendment is being filed on behalf of Takeda. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

On May 23, 2018, Takeda announced that, under the terms and conditions of the U.S. Offer, Takeda may (but is not obligated to) waive the Minimum Acceptance Condition after the expiration of the Initial Acceptance Period, provided that (i) the number of Ordinary Shares, Warrants and ADSs tendered into the Belgian Offer and the U.S. Offer, in the aggregate, together with all Ordinary Shares, Warrants and ADSs owned by Takeda and its affiliates, represents or gives access to at least 65% of the voting rights represented or given access to by all of the outstanding Ordinary Shares, Warrants and ADSs on a fully diluted basis as of the expiration of the Initial Acceptance Period and (ii) the Condition to the Offer relating to the absence of a Material Adverse Effect described in Section 15 of the U.S. Offer to Purchase is satisfied.

Such announcement was made by means of a press release, attached hereto as Exhibit (a)(1)(xxii).

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.

(a)(1)(xxii)	Press Release issued by Takeda on May 23, 2018.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2018	TAKEDA PHARMACEUTICAL COMPANY LIMITED

	By:	/s/ Christophe Weber
	Name:	Christophe Weber
	Title:	President and Chief Executive Officer

Exhibit No.	Description

(a)(1)(i)	U.S. Offer to Purchase, dated April 30, 2018 (incorporated by reference to Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO, filed by Takeda on April 30, 2018).

(a)(1)(ii)	Form of Share Acceptance Letter (incorporated by reference to Exhibit (a)(1)(ii) to the Tender Offer Statement on Schedule TO, filed by Takeda on April 30, 2018).

(a)(1)(iii)	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Enclosed Form W-9) (incorporated by reference to Exhibit (a)(1)(iii) to the Tender Offer Statement on Schedule TO, filed by Takeda on April 30, 2018).

(a)(1)(iv)	Form of Share Withdrawal Letter (incorporated by reference to Exhibit (a)(1)(iv) to the Tender Offer Statement on Schedule TO, filed by Takeda on April 30, 2018).

(a)(1)(v)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(v) to the Tender Offer Statement on Schedule TO, filed by Takeda on April 30, 2018).

(a)(1)(vi)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(vi) to the Tender Offer Statement on Schedule TO, filed by Takeda on April 30, 2018).

(a)(1)(vii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(vii) to the Tender Offer Statement on Schedule TO, filed by Takeda on April 30, 2018).

(a)(1)(viii)	Summary Advertisement as published in the New York Times, dated April 30, 2018 (incorporated by reference to Exhibit (a)(1)(viii) to the Tender Offer Statement on Schedule TO, filed by Takeda on April 30, 2018).

(a)(1)(vix)	Press Release issued by Takeda on January 5, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda on January 5, 2018).

(a)(1)(x)	Press Release issued by Takeda on January 5, 2018 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Takeda on January 5, 2018).

(a)(1)(xi)	Social media content issued by Takeda on January 5, 2018 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Takeda on January 5, 2018).

(a)(1)(xii)	Social media content issued by Takeda on January 5, 2018 (incorporated by reference to Exhibits 99.1, 99.2 and 99.3 to Schedule TO-C filed by Takeda on January 5, 2018).

(a)(1)(xiii)	Excerpts from presentation at 36th Annual J.P. Morgan Healthcare Conference, dated January 8, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda on January 9, 2018).

(a)(1)(xiv)	Excerpts from transcript of presentation at 36th Annual J.P. Morgan Healthcare Conference, dated January 8, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda on January 26, 2018).

(a)(1)(xv)	Excerpts from presentation accompanying Q3 Earnings Conference Call, dated February 1, 2018, available on Takeda’s external website (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda on February 1, 2018).

(a)(1)(xvi)	Excerpts from transcript of Q3 Earnings Conference Call, dated February 1, 2018, audio available on Takeda’s external website (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Takeda on February 1, 2018).

(a)(1)(xvii)	Excerpts from Takeda filed Q3 financial statements, available on Takeda’s external website (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Takeda on February 1, 2018).

(a)(1)(xviii)	Transcript of video message to TiGenix employees (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda on February 13, 2018).

(a)(1)(xix)	Joint Press Release issued by Takeda and TiGenix on March 23, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda on March 23, 2018).

(a)(1)(xx)	Press Release issued by Takeda on April 25, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda on April 25, 2018).

(a)(1)(xxi)	Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed by TiGenix NV with the Securities and Exchange Commission on April 16, 2018 (incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed by TiGenix NV on April 16, 2018).

(a)(1)(xxii)	Press Release issued by Takeda on May 23, 2018.

(b)	Not applicable.

(d)(1)	Offer and Support Agreement, dated as of January 5, 2018, by and between Takeda and TiGenix (incorporated by reference to exhibit 99.1 to the Schedule 13D filed by Takeda and certain affiliates on January 12, 2018).

(d)(2)	Confidential Disclosure Agreement, dated as of June 30, 2017, by and among TiGenix SAU (an affiliate of TiGenix) and Takeda Pharmaceuticals International AG, as amended by the addendum thereto dated as of November 17, 2017, by and among TiGenix SAU, TiGenix, Takeda Pharmaceuticals International AG and Takeda (the “Confidentiality Agreement”) (incorporated by reference to exhibit 99.2 to the Schedule 13D filed by Takeda on January 12, 2018).

(d)(3)	Second Amendment to Confidentiality Agreement, dated February 14, 2018 (incorporated by reference to Exhibit (d)(3) to the Tender Offer Statement on Schedule TO, filed by Takeda on April 30, 2018).

(d)(4)	Non-binding letter of interest between Takeda and TiGenix, dated November 10, 2017 (incorporated by reference to Exhibit (d)(4) to the Tender Offer Statement on Schedule TO, filed by Takeda on April 30, 2018).

(d)(5)	License Agreement between TiGenix S.A.U. and Takeda Pharmaceuticals International AG dated July 4, 2016 (incorporated by reference to exhibit 10.22 of Amendment No. 3 to TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on July 6, 2016).

(d)(6)	Irrevocable Undertaking, dated as of January 5, 2018, by and among Gri-Cel, S.A., Grifols Worldwide Operations Ltd. and Takeda (incorporated by reference to exhibit 99.3 to the Schedule 13D filed by Takeda and certain affiliates on January 12, 2018).

(d)(7)	Form of Irrevocable Undertaking, dated as of January 4, 2018, by and among Takeda and each of Eduardo Bravo and Claudia D’Augusta (incorporated by reference to exhibit 99.4 to the Schedule 13D filed by Takeda and certain affiliates on January 12, 2018).

(d)(8)	Form of Irrevocable Undertaking, dated as of January 4, 2018, by and among Takeda and each of Greig Biotechnology Global Consulting, Inc., Innoste SA, Willy Duron and June Almenoff (incorporated by reference to exhibit 99.5 to the Schedule 13D filed by Takeda and certain affiliates on January 12, 2018).

(g)	Not applicable.

(h)	Not applicable.